FindEx.com, Inc.
620 NORTH 129th STREET
OMAHA, NE 68154
TELEPHONE: 402.333.1900
TELEFAX: 402.778.5763

By Electronic Filing and Federal Express
February 6, 2008

Mr. Mark Kronforst, Branch Chief - Accounting
United States Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C.  20549

Re:	FindEx.com, Inc.
Form 10-KSB for the Fiscal Year Ended December 31, 2006
Filed April 17, 2007
File No. 000-29963

Dear Mr. Kronforst:

In connection with the April 17, 2007 filing of the Form 10-KSB for our company, please note the following response below to the comment contained in your letter dated January 16, 2008.

Comment:

Your response indicates that you have concluded that your deferred tax assets are recoverable based on projections of future results.  In support of those projections, you identify various factors, including cost reduction measures to improve gross profit and reduce operating expenses, and the potential sale of your Membership Plus product line.  Paragraph 25 of SFAS 109 indicates that the weight given to positive and negative evidence should be commensurate with the extent to which it can be objectively verified.  Because projections and forecasts are inherently uncertain, tell us more about how you were able to use these to overcome the objectively verifiable negative evidence.  As part of your response, show us how reliable your projections and forecasts had been in the past by describing to us how accurate your past budgets have been when compared to actual results.

Response:

We began our forecast of our 2007 taxable income (loss) by looking at the history of our taxable income (loss), which is summarized in the following table (our corporate predecessor incurred operating losses totaling $735, 021).

Year	Taxable Income (Loss)
1999	$553,498
2000	$(4,417,869)
2001	$(5,191,237)
2002	$(235,316)
2003	$1,563,399
2004	$949,841
2005	$(955,938)
2006	$(584,024)

Mr. Mark Kronforst
The United States Securities and Exchange Commission
February 6, 2008
- Page 2 of 4 -

In assessing the likelihood for reaching our forecasted 2007 taxable income, we placed some reliance on the fact that we did achieve taxable income in two of the prior four years and in one of the last three.  Though the results are not consistent, we concluded that we did have an opportunity to achieve taxable income.

As I break down each of the last three years to compare our forecasted taxable income (loss) to the actual results, I find that we have been close and consistent in forecasting our operating expenses but have generally fallen short when forecasting a net sales increase.

•
For 2004, we had forecast taxable income of $300,000 and realized $949,841 in taxable income.  We did not forecast any gain on our eventual settlement with various vendors and content providers or the settlement with Swartz Private Equity for the early termination of an agreement.  If we remove those from the total 2004 taxable income for comparison purposes, the $300,000 forecast would compare with actual results of approximately $93,000.  Breaking down further between operating expenses and net revenue, we achieved an expense reduction of approximately $250,000 compared to our forecast but fell short approximately $460,000 in our net revenue forecast.

•
For 2005, we had forecast taxable income of $840,000 and realized a taxable loss of $955,938.  We missed forecasting the amount of costs associated with the filing of our Form SB-2, including associated legal and accounting fees and registration rights penalties by approximately $400,000 and bad debts by approximately $115,000.  Other expense combined variances totaled an overage of approximately $219,000.  Comparing our net revenue, we fell approximately $1,500,000 short of our forecast number due to falling short in the number of upgrades to QuickVerse 2006 (released September 2005, nine months after previous version instead of our normal twelve months) and in the number of anticipated QuickVerse Macintosh sales (new product with no market history).

•
For 2006, we had forecast taxable income of $250,000 and realized a taxable loss of $584,024.  We missed our net revenue forecast by approximately $1,600,000 due primarily to incurring a delay in the annual release of our 2006 edition of our Membership Plus product line until late October 2006 instead of the scheduled January 2006.  We were able to keep our operating expenses approximately $775,000 below our forecast total.

As we indicated in our response dated January 17, 2008, for the forecast of our 2007 taxable income for the purpose of determining the amount of deferred tax asset we expected to realize, we did not forecast an increase in our net revenue where we experienced negative variances to forecast amounts, only an improvement in our gross profit margins and a reduction in our operating expenses.  We believed the business strategies identified for improvement were very achievable based on the history of our expense management from the prior three years.  As I compare our Condensed Consolidated Statements of Operations for the nine months ended September 30, 2007 to our forecasted tax effects from business strategies, we believe the improvement in results from operations of approximately $400,000 is very much in line with the $575,000 projected for the twelve months ended December 31, 2007.  Just as an evaluation of our historical management of operating expenses suggested 2007 improvements were likely, the year-to-date 2007 actual results confirm our strategies were prudent, feasible, and relatively accurate.

Mr. Mark Kronforst
The United States Securities and Exchange Commission
February 6, 2008
- Page 3 of 4 -

In forecasting the sale of our Membership Plus product line we did consider that we did not have any form of legally binding purchase commitment.  In our judgment, however, the positive evidence obtained through a non-binding letter of interest and serious daily discussions and negotiations with ACS Technologies, Inc., coupled with notification by two other entities of their interest in acquiring the Membership Plus software line, allowed us to overcome the lack of a firm purchase commitment.   At the time of filing our 2006 Form 10-KSB, we fully anticipated a pre- June 30, 2007 close.  Unfortunately, due to unforeseen delays outside of our control, primarily from timely obtaining the signatures from Riverdeep, Inc., the closing didn’t take place until October 18, 2007.

Before concluding, I am inclined to emphasize three points that I believe are very important here as it relates to our determination in respect of the issue before us.  First, paragraph 25 of SFAS 109 states that an enterprise must use judgment.  I believe we have taken a technically sound approach in our evaluation and used our best judgment based on a careful analysis of our recent historical taxable income results and a calculated plan for achieving the expected results.  Second, paragraph 25 of SFAS 109 also indicates that the weight given to positive and negative evidence should be commensurate with the extent to which it can be objectively verified.  A review of our prior four years’ taxable income (loss) reveals we were able to realize taxable income in two of those four.  The comparison of our forecasts to actual taxable results for the last three years reveals that we have had success in forecasting our operating expenses but have fallen short in the forecasting of our revenue.  We consciously forecast no increase in revenues for 2007 but focused our business strategies on those areas where we did have success – improving margins and reducing operating expenses.  The historical results of similar efforts have been pointed out for each of the prior three years.  I believe that as paragraph 96 of SFAS 109 requires, we have produced accounting results that come closest to the expected outcome.  These accounting results can now be objectively verified by a review of our 2007 filings of Form 10-QSB and Form 8-K.  I also believe that based on the review of our 2007 results compared to our 2007 forecast, any correction to our 2006 financial statements would result in an understatement of our net deferred tax asset and an overstatement of the income tax benefit to be recognized in 2007.  And third, we ask that you consider the fact that our December 31, 2006 estimates, calculations and judgment have not only been audited by our audit firm, but have been reviewed by an unrelated, independent 3rd party reviewer and have also been scrutinized by the PCAOB without requests for further documentation or reconsideration.

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In connection with this response, we acknowledge the following:

•	FindEx.com, Inc. is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	FindEx.com, Inc. may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

I hope that you find the response herein to your comment satisfactory in both form and substance.  Please feel free to call me to discuss any questions, issues, or additional comments or requests.  In the meantime, I look forward to hearing back from you at your earliest convenience.

Mr. Mark Kronforst
The United States Securities and Exchange Commission
February 6, 2008
- Page 4 of 4 -

Thank you for your attention in this matter.

Very truly yours,

/s/ Kirk R. Rowland
Kirk R. Rowland
Chief Financial Officer

cc:           Malone, Steven
Gorup, Micki
Michael Membrado